JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309-3053

TELEPHONE: (404) 521-3939 • FACSIMILE: (404) 581-8330

Direct Number: (404) 581-8622

cmacdonald@jonesday.com

January 10, 2008

VIA EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Altrust Financial Services, Inc. Amended Schedule 13E-3 Filed December 11, 2007 File No. 005-83356 Revised Preliminary Proxy Statement on Schedule 14A Filed December 11, 2007 File No. 000-51298

Dear Mr. Panos:

On behalf of Altrust Financial Services, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 26, 2007 (the “Comment Letter”) concerning the above-referenced revised preliminary proxy statement on Schedule 14A and the amended transaction statement on Schedule 13E-3. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the further revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”), which is being filed with the Commission today, both clean and marked to show changes to the previous version filed on December 11, 2007. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Proxy Statement.

The FTN Opinion, page 21

1.	Describe in greater detail on page 31 the compensation arrangement between Altrust and FTN. Quantify the amount of compensation received and to be received

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON IRVINE • LONDON • LOS ANGELES • MADRID • MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK · PARIS • PITTSBURGH SAN DIEGO • SAN FRANCISCO • SHANGHAI • SILICON VALLEY · SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

JONES DAY

Mr. Nicholas Panos

January 10, 2008

in connection with the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation

M-A.

RESPONSE: We have revised the “The FTN Opinion” section of the Proxy Statement in accordance with the Staff’s comment.

2.	Quantify the amount of compensation on page 31 received by FTN and its affiliates from Altrust and its affiliates during the last two years for services unrelated to the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

RESPONSE: We have revised the “The FTN Opinion” section of the Proxy Statement in accordance with the Staff’s comment.

3.	Annex E indicates that the opinion issued by FTN may not, among other things, be reproduced or disclosed without the prior written consent of FTN. Revise the proxy statement and/or opinion to make expressly clear, if true, that FTN has consented to their opinion being reproduced and/or disclosed in the proxy statement. To the extent FTN has not provided such consent, the cited statement in their opinion operates as an implied limitation of liability. If FTN does not provide its consent, please provide the additional disclosures contained in our publicly available Current Issues Outline at Section II.D.1.

RESPONSE: We have revised the “The FTN Opinion” section of the Proxy Statement in accordance with the Staff’s comment.

The Mercer Opinion, page 35

4.	Describe in greater detail the compensation arrangement between Altrust and Mercer. Quantify the amount of compensation received and to be received in connection with the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

RESPONSE: We have revised the “The Mercer Opinion” section of the Proxy Statement in accordance with the Staff’s comment.

5.	Quantify the amount of compensation on page 31 received by Mercer and its affiliates from Altrust and its affiliates during the last two years for services unrelated to the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

RESPONSE: We have revised the “The Mercer Opinion” section of the Proxy Statement in accordance with the Staff’s comment.

JONES DAY

Mr. Nicholas Panos

January 10, 2008

Annex F, page F-1

6.	Annex F indicates that the opinion issued by FIG may not, among other things, be reproduced or disclosed without the prior written consent of FIG. Revise the proxy statement and/or opinion to make expressly clear, if true, that FIG has consented to their opinion being reproduced and/or disclosed in the proxy statement. To the extent FIG has not provided such consent, the cited statement in their opinion operates as an implied limitation of liability. If FIG does not provide its consent, please provide the additional disclosures contained in our publicly available Current Issues Outline at Section II.D.1.

RESPONSE: We have revised the “The FIG Opinion” section of the Proxy Statement in accordance with the Staff’s comment.

In light of the inability to effect the S-corporation tax election by year-end 2007, we have revised certain disclosures regarding the S election and the fact that Altrust will not be taxed as an S-corporation until beginning January 1, 2009 in accordance with the provisions of the Internal Revenue Code. For the same reason, an amendment to the Reorganization Agreement has been adopted with respect to Individual Retirement Account (IRA) shareholders due to Altrust making the S election shortly after its shareholders’ meeting, and the need for IRAs to complete any transfers timely.

For your convenience, we have included a marked copy of the Proxy Statement together with marked copies of the changed pages of the Proxy Statement only.

Please contact the undersigned at (404) 581-8622 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Ralph F. MacDonald, III

Ralph F. MacDonald, III

cc:	Michael Babb, Esq.
Heith D. Rodman, Esq.